FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Unaudited Financial Results (Standalone and Consolidated) for the quarter ended June 30, 2019
2.	Limited review reports for the quarter ended June 30, 2019
3.	Press Release dated July 27, 2019

Item 1

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Phone: 022-26538900, Fax: 022-26531230, Email: investor@icicibank.com Website: www.icicibank.com

STANDALONE FINANCIAL RESULTS
( in crore)
Sr. no.	Particulars			Three months ended			Year ended
				June 30, 2019 (Q1-2020)	March 31, 2019 (Q4-2019)	June 30, 2018 (Q1-2019)	March 31, 2019 (FY2019)
				(Unaudited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			17,980.06	17,292.80	14,722.36	63,401.19
	a)	Interest/discount on advances/bills		13,616.42	12,925.20	10,981.80	47,942.62
	b)	Income on investments		3,645.44	3,337.97	3,135.82	12,796.88
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		147.48	227.27	226.55	736.09
	d)	Others		570.72	802.36	378.19	1,925.60
2.	Other income (refer note no. 4)			3,425.44	3,621.02	3,851.81	14,512.17
3.	TOTAL INCOME (1)+(2)			21,405.50	20,913.82	18,574.17	77,913.36
4.	Interest expended			10,242.63	9,672.74	8,620.46	36,386.40
5.	Operating expenses (e)+(f)			4,874.41	5,007.69	4,145.33	18,089.06
	e)	Employee cost		1,953.30	1,898.99	1,513.88	6,808.24
	f)	Other operating expenses		2,921.11	3,108.70	2,631.45	11,280.82
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			15,117.04	14,680.43	12,765.79	54,475.46
7.	OPERATING PROFIT (3)–(6)			6,288.46	6,233.39	5,808.38	23,437.90
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			3,495.73	5,451.41	5,971.29	19,661.14
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			2,792.73	781.98	(162.91)	3,776.76
10.	Exceptional items			..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			2,792.73	781.98	(162.91)	3,776.76
12.	Tax expense (g)+(h)			884.70	(187.08)	(43.36)	413.46
	g)	Current period tax		735.07	907.75	(41.64)	3,360.60
	h)	Deferred tax adjustment		149.63	(1,094.83)	(1.72)	(2,947.14)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			1,908.03	969.06	(119.55)	3,363.30
14.	Extraordinary items (net of tax expense)			..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			1,908.03	969.06	(119.55)	3,363.30
16.	Paid-up equity share capital (face value ₹ 2 each)			1,290.73	1,289.46	1,286.56	1,289.46
17.	Reserves excluding revaluation reserves			106,059.73	104,029.40	101,046.23	104,029.40
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.30%	0.25%	0.20%	0.25%
	ii)	Capital adequacy ratio (Basel III)		16.19%	16.89%	18.35%	16.89%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	2.96	1.50	(0.19)	5.23
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	2.91	1.48	(0.18)	5.17
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		45,763.08	46,291.63	53,464.94	46,291.63
	ii)	Net non-performing customer assets		11,856.54	13,577.43	24,170.09	13,577.43
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		6.49%	6.70%	8.81%	6.70%
	iv)	% of net non-performing customer assets to net customer assets		1.77%	2.06%	4.19%	2.06%
20.	Return on assets (annualised)			0.81%	0.43%	(0.06)%	0.39%
1.	At June 30, 2019, the percentage of gross non-performing advances (net of write-off) to gross advances was 7.21% (March 31, 2019: 7.38%, June 30, 2018: 9.65%) and net non-performing advances to net advances was 1.98% (March 31, 2019: 2.29%, June 30, 2018: 4.67%).

SUMMARISED STANDALONE BALANCE SHEET
( in crore)
Particulars	At
	June 30, 2019	March 31, 2019	June 30, 2018
	(Unaudited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,290.73	1,289.46	1,286.56
Employees stock options outstanding	4.51	4.68	5.53
Reserves and surplus	109,104.24	107,073.91	104,049.42
Deposits	660,731.75	652,919.67	546,878.43
Borrowings (includes preference shares and subordinated debt)	156,719.96	165,319.97	161,970.33
Other liabilities and provisions	35,901.31	37,851.46	30,937.26
Total Capital and Liabilities	963,752.50	964,459.15	845,127.53

Assets
Cash and balances with Reserve Bank of India	35,989.61	37,858.01	31,058.57
Balances with banks and money at call and short notice	29,757.80	42,438.28	32,235.65
Investments	219,996.18	207,732.68	186,360.47
Advances	592,415.36	586,646.58	516,288.73
Fixed assets	7,858.04	7,931.43	7,817.05
Other assets	77,735.51	81,852.17	71,367.06
Total Assets	963,752.50	964,459.15	845,127.53

CONSOLIDATED FINANCIAL RESULTS
( in crore)
Sr. no.	Particulars		Three months ended			Year ended
			June 30, 2019 (Q1-2020)	March 31, 2019 (Q4-2019)	June 30, 2018 (Q1-2019)	March 31, 2019 (FY2019)
			(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		20,365.87	19,503.73	16,738.17	71,981.65
	a)	Interest/discount on advances/bills	14,431.69	13,723.16	11,637.00	50,884.83
	b)	Income on investment	5,126.04	4,631.58	4,439.65	18,102.29
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	208.17	275.75	268.23	927.10
	d)	Others	599.97	873.24	393.29	2,067.43
2.	Other income		13,503.02	17,280.52	12,435.95	59,324.85
3.	TOTAL INCOME (1)+(2)		33,868.89	36,784.25	29,174.12	131,306.50
4.	Interest expended		11,008.62	10,352.05	9,282.09	39,177.54
5.	Operating expenses (e)+(f)		15,093.30	19,011.79	13,166.03	64,258.88
	e)	Employee cost	2,668.30	2,520.61	2,142.99	9,425.26
	f)	Other operating expenses	12,425.00	16,491.18	11,023.04	54,833.62
6.	TOTAL EXPENDITURE (4)+(5)		26,101.92	29,363.84	22,448.12	103,436.42
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		7,766.97	7,420.41	6,726.00	27,870.08
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies		3,558.62	5,739.72	6,156.77	20,461.82
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		4,208.35	1,680.69	569.23	7,408.26
10.	Exceptional items		..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)		4,208.35	1,680.69	569.23	7,408.26
12.	Tax expense (g)+(h)		1,294.90	153.22	243.17	1,719.10
	g)	Current period tax	1,275.46	1,256.03	274.32	4,808.28
	h)	Deferred tax adjustment	19.44	(1,102.81)	(31.15)	(3,089.18)
13.	Less: Share of profit/(loss) of minority shareholders		399.76	357.11	321.13	1,434.92
14.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)–(13)		2,513.69	1,170.36	4.93	4,254.24
15.	Extraordinary items (net of tax expense)		..	..	..	..
16.	NET PROFIT/(LOSS) FOR THE PERIOD (14)-(15)		2,513.69	1,170.36	4.93	4,254.24
17.	Paid-up equity share capital (face value₹ 2/- each)		1,290.73	1,289.46	1,286.56	1,289.46
18.	Reserves excluding revaluation reserves		112,386.99	109,889.27	106,440.67	109,889.27
19.	Analytical ratios
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		3.90	1.82	0.01	6.61
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)		3.83	1.79	0.01	6.53

2

SUMMARISED CONSOLIDATED BALANCE SHEET
(₹ in crore)
Particulars	At
	June 30, 2019	March 31, 2019	June 30, 2018
	(Unaudited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,290.73	1,289.46	1,286.56
Employees stock options outstanding	4.51	4.68	5.53
Reserves and surplus	115,456.99	112,959.27	109,468.31
Minority interest	6,742.65	6,580.53	6,079.63
Deposits	691,033.51	681,316.94	573,636.29
Borrowings (includes preference shares and subordinated debt)	208,214.83	210,324.12	209,818.97
Liabilities on policies in force	155,744.66	152,378.75	135,145.24
Other liabilities and provisions	71,983.71	73,940.14	63,349.78
Total Capital and Liabilities	1,250,471.59	1,238,793.89	1,098,790.31

Assets
Cash and balances with Reserve Bank of India	36,061.78	38,066.28	31,120.59
Balances with banks and money at call and short notice	37,092.04	49,324.62	39,012.96
Investments	423,388.95	398,200.75	362,146.74
Advances	652,917.17	646,961.68	572,238.80
Fixed assets	9,635.18	9,660.42	9,426.19
Other assets	91,376.47	96,580.14	84,845.03
Total Assets	1,250,471.59	1,238,793.89	1,098,790.31

3

CONSOLIDATED SEGMENTAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2019 (Q1-2020)	March 31, 2019 (Q4-2019)	June 30, 2018 (Q1-2019)	March 31, 2019 (FY2019)
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Segment Revenue
a	Retail Banking	16,697.00	15,969.43	13,713.17	59,172.33
b	Wholesale Banking	9,750.75	9,162.54	7,940.63	34,168.50
c	Treasury	14,784.36	14,133.93	13,149.38	54,102.18
d	Other Banking	1,160.60	1,297.64	748.79	3,742.51
e	Life Insurance	7,696.67	11,554.25	6,902.11	36,698.77
f	General Insurance	3,049.91	2,873.01	2,612.54	11,152.68
g	Others	1,613.94	1,577.40	1,397.49	6,099.57
	Total segment revenue	54,753.23	56,568.20	46,464.11	205,136.54
	Less: Inter segment revenue	20,884.34	19,783.95	17,289.99	73,830.04
	Income from operations	33,868.89	36,784.25	29,174.12	131,306.50
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	1,967.66	2,103.06	2,046.37	8,223.12
b	Wholesale Banking	(505.55)	(2,789.94)	(3,675.54)	(10,242.34)
c	Treasury	1,153.50	1,008.22	1,330.45	5,340.10
d	Other Banking	430.42	381.06	165.62	591.63
e	Life Insurance	286.91	277.95	283.99	1,162.40
f	General Insurance	475.27	345.50	443.22	1,598.42
g	Others	598.57	625.53	294.42	2,014.27
	Total segment results	4,406.78	1,951.38	888.53	8,687.60
	Less: Inter segment adjustment	198.43	270.69	319.30	1,279.34
	Unallocated expenses	..	..	..	..
	Profit before tax	4,208.35	1,680.69	569.23	7,408.26
3.	Segment assets
a	Retail Banking	316,614.21	307,155.83	262,538.38	307,155.83
b	Wholesale Banking	280,662.41	288,495.45	264,909.99	288,495.45
c	Treasury	329,152.98	333,104.97	292,380.37	333,104.97
d	Other Banking	79,947.81	76,525.15	70,410.25	76,525.15
e	Life Insurance	165,360.93	162,699.92	144,883.05	162,699.92
f	General Insurance	34,436.39	32,950.45	31,021.88	32,950.45
g	Others	37,516.66	31,490.95	31,969.33	31,490.95
h	Unallocated	19,857.74	21,124.56	15,037.16	21,124.56
	Total	1,263,549.13	1,253,547.28	1,113,150.41	1,253,547.28
	Less: Inter segment adjustment	13,077.54	14,753.39	14,360.10	14,753.39
	Total segment assets	1,250,471.59	1,238,793.89	1,098,790.31	1,238,793.89
4.	Segment liabilities
a	Retail Banking	493,081.58	488,976.00	419,073.39	488,976.00
b	Wholesale Banking	193,015.89	187,478.42	147,602.91	187,478.42
c	Treasury	174,345.07	189,732.88	187,214.75	189,732.88
d	Other Banking	66,555.97	62,755.05	56,510.16	62,755.05
e	Life Insurance	158,167.48	155,884.72	138,412.86	155,884.72
f	General Insurance	29,098.49	27,742.96	25,928.92	27,742.96
g	Others	32,532.42	26,723.84	27,647.02	26,723.84
h	Unallocated	..	..	..	..
	Total	1,146,796.90	1,139,293.87	1,002,390.01	1,139,293.87
	Less: Inter segment adjustment	13,077.54	14,753.39	14,360.10	14,753.39
	Total segment liabilities	1,133,719.36	1,124,540.48	988,029.91	1,124,540.48
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(176,467.37)	(181,820.17)	(156,535.01)	(181,820.17)
b	Wholesale Banking	87,646.52	101,017.03	117,307.08	101,017.03
c	Treasury	154,807.91	143,372.09	105,165.62	143,372.09
d	Other Banking	13,391.84	13,770.10	13,900.09	13,770.10
e	Life Insurance	7,193.45	6,815.20	6,470.19	6,815.20
f	General Insurance	5,337.90	5,207.49	5,092.96	5,207.49
g	Others	4,984.24	4,767.11	4,322.30	4,767.11
h	Unallocated	19,857.74	21,124.56	15,037.17	21,124.56
	Total capital employed	116,752.23	114,253.41	110,760.40	114,253.41

4

Notes on segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	'Retail Banking' includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

5

Notes:
1.	The above financial results have been approved by the Board of Directors at its meeting held on July 27, 2019. The statutory auditors have conducted limited review and issued an unmodified report on the standalone and consolidated financial statements for the three months ended June 30, 2019.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting' as prescribed under Companies Act 2013.
3.	In accordance with RBI guidelines on 'Basel III Capital Regulations', read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at June 30, 2019, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.
4.	The Bank did not divest any stake in its subsidiaries during Q1-2020. During Q1-2019 and FY2019, the Bank sold equity shares representing 2.00% shareholding in ICICI Prudential Life Insurance Company Limited through an offer for sale on stock exchanges. The sale resulted in net gain of 1,109.59 crore in standalone financial results and 1,005.93 crore in consolidated financial results for Q1-2019 and FY2019.
5.	During Q1-2020, the Bank has allotted 6,356,643 equity shares of 2 each pursuant to exercise of employee stock options.
6.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
7.	The amounts for Q4-2019 are balancing figures between the amounts as per financial statements for FY2019 and 9M-2019.
8.	The above standalone and consolidated financial results for Q1-2020 have been reviewed by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants. The above standalone financial results for Q4-2019 and FY2019 and consolidated financial results for FY2019 were audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants. The standalone financial results for Q1-2019 were audited by another firm of Chartered Accountants.
9.	1 crore = 10.0 million.

For and on behalf of the Board of Directors

/s/ Anup Bagchi
Anup Bagchi
Mumbai	Executive Director
July 27, 2019	DIN-00105962

6

 Item 2

Walker Chandiok &.Co LLP

Walker Chandiok & Co LLP 16th Floor,Tower II, lndiabulls Finance Centre, SB Marg, Elphinstone (W) Mumbai- 400 013 India T +91 22 6626 2600 F +91 22 6626 2601

Independent Auditor's Review Report on Standalone Unaudited Quarterly Financial Results of the Bank pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICIBank Limited

1.   We have reviewed the accompanying statement of standalone unaudited financial results ('the Statement') of ICICI Bank Limited ('the Bank') for the quarter ended 30 June 2019, being submitted by the Bank pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to Pillar 3 disclosure as at 30 June 2019, including leverage ratio and liquidity coverage ratio under Basel Ill Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement, and have not been reviewed by us.

2. The Statement, which is the responsibility of the Bank's management and has been approved by the Bank's Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting ('AS 25'), prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India ('the RBI') from time to time ('the RBI guidelines'), SEBI Circular CIR/CFD/FAC/62/2016 dated 5 July 2016 (hereinafter referred to as 'the SEBI Circular'), and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3. We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Walker Chandiok &.Co LLP

ICICIBank Limited

Independent Auditor's Review Report on Standalone Unaudited Quarterly Financial Results of the Bank pursuant to the Regulation 33 of the SEBI(Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

4.   Based on our review conducted as above, and the consideration of the report of the branch auditor, referred to in paragraph 6 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the RBI guidelines, the SEBI Circular, and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended}, including the manner in which it is to be disclosed, or that it contains any material misstatement, or that it has not been prepared in accordance with the relevant prudential norms issued by the RBI in respect of income recognition, asset classification, provisioning and other related matters, except for the disclosures relating to Pillar 3 disclosure as at 30 June 2019, including leverage ratio and liquidity coverage ratio under Basel Ill Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us, or that it contains any material misstatement.

5. The audit of standalone financial results for the period ended 30 June 2018, included in the Statement, was carried out and reported by B S R & Co. LLP, Chartered Accountants, who have expressed unmodified opinion vide their audit report dated 27 July 2018, whose report has been furnished to us and which has been relied upon by us for the purpose of our review of the Statement. Our conclusion is not modified in respect of this matter.

6. We did not review the interim financial information of one branch of the Bank located in Dubai, included in the accompanying Statement, whose financial information reflects total assets of ₹40,215.86 crores as at 30 June 2019 and total revenues of ₹428.14 crores for the quarter ended on that date. The aforementioned financial information has been reviewed by the branch auditor, duly qualified to act as an auditor in the country of incorporation of the said branch, whose report has been furnished to us by the management, and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the reports of such branch auditor. Our conclusion is not modified in respect of this matter.

For Walker Chandiok & Co LLP

Chartered Accountants

NF/N500013

Sudhir N. Pillai

Partner

Membership No. 105782

UDIN No:19105782AAAABR9011

Place: Mumbai

Date: 27 July 2019

Walker Chandiok &.Co LLP

Walker Chandiok & Co LLP 16th Floor,Tower II, lndiabulls Finance Centre, SB Marg, Elphinstone (W) Mumbai- 400 013 India T +91 22 6626 2600 F +91 22 6626 2601

Independent Auditor's Review Report on Consolidated Unaudited Quarterly Financial Results of the Bank pursuant to the Regulation of the SEBI (listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

To the Board of Directors of ICICIBank Limited

1. We have reviewed the accompanying statement of consolidated unaudited financial results ('the Statement') of ICICI Bank Limited ('the Holding Company' or 'the Bank') and its subsidiaries (the Holding Company and its subsidiaries together referred to as 'the Group'), associates (refer Annexure 1 for the list of subsidiaries and associates included in the Statement) for the quarter ended 30 June 2019, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including relevant circulars issued by the SEBI from time to time, except for the disclosures relating to consolidated Pillar 3 disclosure as at 30 June 2019, including leverage ratio and liquidity coverage ratio under Basel Ill Capital Regulations, as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us.

2. This Statement, which is the responsibility of the Holding Company's management and has been approved by the Holding Company's Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25, Interim Financial Reporting ('AS 25'), prescribed under Section 133 of the Companies Act 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India ('the RBI') from time to time ('the RBI guidelines'), SEBI Circulars CIR/CFD/FAC/62/2016 dated 5 July 2016 (hereinafter referred to as 'the SEBI Circular'), and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3. We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing specified under section 143(10) of the Companies Act, 2013, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Walker Chandiok &.Co LLP

ICICIBank Limited

Independent Auditor's Review Report on Consolidated Unaudited Quarterly Financial Results of the Bank pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

We also performed procedures in accordance with the SEBI Circular CIR!CFDICMD114412019 dated 29 March 2019 issued by the SEBI under Regulation 33 (8) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), to the extent applicable.

4.  Based on our review conducted and procedures performed as stated in paragraph 3 above and upon consideration of the review reports of the branch auditor and other auditors, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in AS 25, prescribed under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), the RBI guidelines, the SEBI Circular and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended), including the manner in which it is to be disclosed, except for the disclosures relating to consolidated Pillar 3 disclosure as at 30 June 2019, including leverage ratio and liquidity coverage ratio under Basel Ill Capital Regulations as have been disclosed on the Bank's website and in respect of which a link has been provided in the Statement and have not been reviewed by us, or that it contains any materialmisstatement.

5.  We did not review the interim financial information of one branch of the Bank located in Dubai, included in the accompanying Statement, whose financial information reflects total assets of ₹ 40,215.86 crores as at 30 June 2019 and total revenues of ₹ 428.14 crores for the quarter ended on that date. The aforementioned financial information has been reviewed by the branch auditor, duly qualified to act as an auditor in the country of incorporation of the said branch, whose report has been furnished to us by the management, and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the report of such branch auditor. Our conclusion is not modified in respect of this matter.

6. We did not review the interim financial statements I information of ten subsidiaries, whose financial statements I information reflect total assets of ₹ 13,789.09 crores as at 30 June 2019, total revenues of ₹ 5,189.79 crores and total net profit after tax of ₹ 815.63 crores for the quarter ended on that date, as considered in the Statement. These interim financial statements I information have been reviewed I audited by other auditors whose review I audit reports have been furnished to us by the management, and our conclusion in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the review I audit reports of such other auditors, and the procedures performed by us as stated in paragraph 3 above.

Further, of these subsidiaries, three subsidiaries are located outside India whose interim financial statements I information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed I audited by their respective auditors under generally accepted auditing standards applicable in their respective countries. Our report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors.

Our conclusion is not modified in respect of this matter.

Walker Chandiok &.Co LLP

ICICIBank Limited

Independent Auditor's Review Report on Consolidated Unaudited Quarterly Financial Results of the Bank pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

7.	We have jointly audited with other auditors, the financial statements of one subsidiary, whose interim financial statements reflect total assets of ₹ 165,469.75 crores as at 30 June 2019, total revenues of ₹ 7,696.75 crores and total net profit after tax of284.94 crores for the quarter ended on that date, as considered in the Statement. For the purpose of our conclusion on the Statement, we have relied upon the work of such other auditor, to the extent of work performed by them. Our conclusion is not modified in respect of this matter.

8.	The Statement includes the interim financial statements I information of six subsidiaries, whose condensed interim financial statements I information reflect total assets of ₹ 390.56 crores as at 30 June 2019, total revenues of ₹ 43.14 crores and total net profit after tax of ₹ 20.60 crores for the quarter ended on that date, as considered in the Statement. The Statement also includes the Group's share of net profit of ₹ 77.35 crores for the quarter ended 30 June 2019, in respect of seven associates, whose financial statements I information have not been reviewed I audited by us. These financial statements I information have not been reviewed I audited and have been furnished to us by the management. Our conclusion on the Statement, and our report in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with the SEBI Circular, in so far as it relates to the aforesaid subsidiaries and associates, are based solely on such unaudited unreviewed financial statements I information. According to the information and explanations given to us by the management, these interim financial statements I information are not material to the Group.

9.	The joint auditors, Walker Chandiok & Co LLP, Chartered Accountants, and B S R & Co. LLP, Chartered Accountants, of ICICI Prudential Life Insurance Company Limited, vide their audit report dated 24 July 2019, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 30 June 2019 is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 30 June 2019, has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation, are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India ('IRDAI') and the Institute of Actuaries of India, in concurrence with the Authority'. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists on the financial statements of the Company. Our conclusion is not modified in respect of this matter.

10.	The joint auditors of ICICI Lombard General Insurance Company Limited, vide their audit report dated 19 July 2019, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported ('IBNR'), Incurred But Not Enough Reported ('ISNER') and Premium Deficiency Reserve (the 'PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 30 June 2019, has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation, are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India, in concurrence with IRDAI'. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial statements of the Company. Our conclusion is not modified in respect of this matter.

Walker Chandiok &.Co LLP

ICICIBank Limited

Independent Auditor's Review Report on Consolidated Unaudited Quarterly Financial Results of the Bank pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

11.	The audit of consolidated financial information for the period ended 30 June 2018, included in the Statement, was carried out and reported by B S R & Co. LLP, who have expressed unmodified opinion vide their audit report dated 27 July 2018, whose report has been furnished to us and which has been relied upon by us for the purpose of our review of the Statement. Our conclusion is not modified in respect of this matter.

For Walker Chandiok & Co LLP

Chartered Accountants

FN/N500013

Sudhir N. Pillai

Partner

Membership No. 105782

UDIN No:19105782AAAABS5707

Place: Mumbai

Date: 27 July 2019

Walker Chandiok &.Co LLP

ICICIBank Limited

Independent Auditor's Review Report on Consolidated Unaudited Quarterly Financial Results of the Bank pursuant to the Regulation of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended)

Annexure 1

List of entities included in the Statement

Holding Company

i)	ICICI Bank Limited

Subsidiaries

ii)	ICICI Bank Canada
iii)	ICICI Bank UK PLC
iv)	ICICI International Limited
v)	ICICI Prudential Life Insurance Company Limited
vi)	ICICI Prudential Pension Funds Management Company Limited
vii)	ICICI Securities Primary Dealership Limited
viii)	ICICI Home Finance Company Limited
ix)	ICICI Investment Management Company Limited
x)	ICICI Securities Limited,
xi)	ICICI Securities Holdings Inc. xii) ICICI Securities Inc.
xiii)	ICICI Venture Funds Management Company Limited
xiv)	ICICI Trusteeship Services Limited
xv)	ICICI Prudential Asset Management Company Limited
xvi)	ICICI Lombard General Insurance Company Limited
xvii)	ICICI Prudential Trust Limited

Consolidated as per AS 21

xviii)	ICICI Strategic Investments Fund

Associates

xix)	!-Process Services (India) Private Limited
xx)	NIIT Institute of Finance Banking and Insurance Training Limited
xxi)	ICICI Merchant Services Private Limited
xxii)	Arteria Technologies Private Limited
xxiii)	India lnfradebt Limited
xxiv}	India Advantage Fund Ill; and
xxv)	India Advantage Fund IV

7

 Item 3

News Release	July 27, 2019

Performance Review: Quarter ended June 30, 2019

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 21% year-on-year to ₹ 6,110 crore (US$ 885 million) in the quarter ended June 30, 2019 (Q1-2020)

•	The core operating profit excluding dividend income from subsidiaries grew by 25% year-on-year to ₹ 5,919 crore (US$ 858 million) in Q1-2020

•	21% year-on-year growth in total deposits at June 30, 2019

•	Average current and savings account (CASA) ratio of 43.4% for the quarter

•	Domestic loan growth at 18% year-on-year at June 30, 2019 driven by retail

•	Retail loans grew by 22% year-on-year; including non-fund outstanding, retail was 48.5% of the total portfolio at June 30, 2019

•	Net non-performing assets (NPA) decreased by 51% from 24,170 crore (US$ 3.5 billion) at June 30, 2018 to 11,857 crore (US$ 1.7 billion) at June 30, 2019

•	Net NPA ratio decreased from 4.19% at June 30, 2018 to 1.77% at June 30, 2019 - the lowest in the last 14 quarters

•	Gross NPA additions in Q1-2020 were 2,779 crore (US$ 403 million) compared to 3,547 crore (US$ 514 million) in the quarter ended March 31, 2019 (Q4-2019)

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Total capital adequacy ratio of 16.19% and Tier-1 capital adequacy ratio of 14.60% on standalone basis at June 30, 2019, including profits for Q1-2020

The Board of Directors of ICICI Bank Limited (NSE: ICICIBANK, BSE: 532174, NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated accounts of the Bank for the quarter ended June 30, 2019. The statutory auditors have conducted a limited review and have issued an unmodified report on the standalone and consolidated financial statements for the quarter ended June 30, 2019.

Profit & loss account

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 21% year-on-year to ₹ 6,110 crore (US$ 885 million) in Q1-2020 from ₹ 5,042 crore (US$ 731 million) in the quarted ended June 30, 2018 (Q1-2019).

•	The core operating profit excluding dividend income from subsidiaries increased by 25% year-on-year to ₹ 5,919 crore (US$ 858 million) in Q1-2020 from ₹ 4,725 crore (US$ 685 million) in Q1-2019.

•	Net interest income (NII) increased by 27% year-on-year to ₹ 7,737 crore (US$ 1.1 billion) in Q1-2020 from ₹ 6,102 crore (US$ 884 million) in Q1-2019. NII in Q1-2020 includes ₹ 184 crore (US$ 27 million) of interest on income tax refund compared to ₹ 8 crore (US$ 1 million) in Q1-2019 and ₹414 crore (US$ 60 million) in Q4-2019.

•	The net interest margin was 3.61% in Q1-2020 compared to 3.19% in Q1-2019 and 3.72% in Q4-2019. The impact of interest on income tax refund and interest collection from NPLs on net interest margin was about 17 basis points in Q1-2020 compared to about 25 basis points in Q4-2019.

•	Non-interest income, excluding treasury income, was ₹ 3,247 crore (US$ 470 million) in Q1-2020 compared to ₹ 3,085 crore (US$ 447 million) in Q1-2019.

•	Fee income grew by 10% year-on-year to ₹ 3,039 crore (US$ 440 million) in Q1-2020 from ₹ 2,754 crore (US$ 399 million) in Q1-2019. Retail fees constituted 72% of total fees.

•	Treasury income was ₹ 179 crore (US$ 26 million) in Q1-2020 compared to ₹ 766 crore (US$ 111 million) in Q1-2019. Treasury income in Q1-2019 included gain of ₹ 1,110 crore (US$ 161 million) on sale of shareholding in ICICI Prudential Life Insurance.

•	Provisions were ₹ 3,496 crore (US$ 507 million) in Q1-2020 compared to ₹ 5,971 crore (US$ 865 million) in Q1-2019.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	On a standalone basis, the profit after tax was ₹ 1,908 crore (US$ 276 million) in Q1-2020 compared to a loss of ₹ 120 crore (US$ 17 million) in Q1-2019.

Operating review

Credit growth

The year-on-year growth in domestic advances was 18% at June 30, 2019. The Bank has continued to leverage its strong retail franchise, resulting in a 22% year-on-year growth in the retail loan portfolio at June 30, 2019. Excluding non-performing and restructured loans, the growth in domestic corporate loans was about 13% year-on-year. Total advances increased by 15% year-on-year to ₹ 592,415 crore (US$ 85.8 billion) at June 30, 2019 from ₹ 516,289 crore (US$ 74.8 billion) at June 30, 2018.

Deposit growth

Total deposits increased by 21% year-on-year to ₹ 660,732 crore (US$ 95.7 billion) at June 30, 2019. Average CASA deposits increased by 12.3% year-on-year in Q1-2020. The period-end CASA ratio was 45.2% at June 30, 2019 compared to 49.6% at March 31, 2019 and 50.5% at June 30, 2018. The average CASA ratio was 43.4% in Q1-2020 compared to 44.6% in Q4-2019 and 46.1% in Q1-2019. Term deposits increased by 34% year-on-year to ₹ 361,855 crore (US$ 52.4 billion) at June 30, 2019.

The Bank had a network of 4,882 branches and 15,101 ATMs at June 30, 2019.

Digital initiatives

Recently, the Bank launched a new digital platform, ‘Instabiz’, designed specially for MSMEs and self-employed customers, to enable them to undertake their business banking transactions digitally. It allows customers to avail over 115 products and services in a digital and secure manner on their

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

mobile phone or through internet banking. These include instant overdraft facility (upto ₹ 1.5 million), business loans, easy bulk collection & payments of funds through multiple digital modes, automatic bank reconciliation and export-import transactions like inward and outward remittances, among others. Further, it is the first digital banking platform to enable single click payment of Goods & Services Tax (GST).

During the quarter, the Bank’s iMobile app was named the top mobile banking app in India in a report published by Forrester.

Asset quality

Net NPA decreased by 51% from ₹ 24,170 crore (US$ 3.5 billion) at June 30, 2018 to ₹ 11,857 crore (US$ 1.7 billion) at June 30, 2019. The net NPA ratio decreased from 4.19% at June 30, 2018 to 1.77% at June 30, 2019. The provision coverage on non-performing loans, excluding cumulative technical write-offs, increased from 54.1% at June 30, 2018 to 74.0% at June 30, 2019. The provision coverage ratio on non-performing loans, including cumulative technical write-offs, was 83.4% at June 30, 2019 compared to 66.1% at June 30, 2018. The gross additions to NPA were ₹ 2,779 crore (US$ 403 million) in Q1-2020 compared to ₹ 4,036 crore (US$ 585 million) in Q1-2019 and ₹ 3,547 crore (US$ 514 million) in Q4-2019. Recoveries and upgrades of non-performing loans were ₹ 931 crore (US$ 135 million) in Q1-2020. At June 30, 2019, the fund-based and non-fund based outstanding to borrowers rated BB and below (excluding non-performing assets) was ₹ 15,355 crore (US$ 2.2 billion) compared to ₹ 24,629 crore (US$ 3.6 billion) at June 30, 2018.

Capital adequacy

The Bank’s total capital adequacy at June 30, 2019 as per Reserve Bank of India’s guidelines on Basel III norms, including profits for the quarter, was 16.19% and Tier-1 capital adequacy was 14.60% compared to the minimum regulatory requirements of 11.08% and 9.08% respectively.

Consolidated results

Consolidated profit after tax was ₹ 2,514 crore (US$ 364 million) in Q1-2020 compared to ₹ 1,170 crore crore (US$ 170 million) in Q4-2019 and ₹ 5 crore (US$ 1 million) in Q1-2019.

Consolidated assets grew by 14% year-on-year to ₹ 1,250,472 crore (US$ 181.2 billion) at June 30, 2019 from ₹ 1,098,790 crore (US$ 159.2 billion) at June 30, 2018.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Subsidiaries

Total premium of ICICI Life increased by 15% year-on-year to ₹ 6,329 crore (US$ 917 million) in Q1-2020 from ₹ 5,518 crore (US$ 799 million) in Q1-2019. Protection annualised premium equivalent grew by 88% year-on-year to ₹ 214 crore (US$ 31 million) in Q1-2020. The share of protection in the new business mix ₹ based on annualised premium equivalent was 14.6% in Q1-2020. The Value of New Business grew by 27% year-on-year to 309 crore (US$ 45 million) in Q1-2020. The new business margin was 21% in Q1-2020 compared to 17% in FY2019. ICICI Life’s profit after tax was ₹ 285 crore (US$ 41 million) for Q1-2020 compared to ₹ 282 crore (US$ 41 million) for Q1-2019.

The gross written premium of ICICI General decreased by 8% year-on-year to ₹ 3,561 crore (US$ 516 million) in Q1-2020 from ₹ 3,856 crore (US$ 559 million) in Q1-2019. The company’s combined ratio was 100.4% in Q1-2020 compared to 98.8% in Q1-2019. ICICI General’s profit after tax increased by 7% to ₹ 310 crore (US$ 45 million) in Q1-2020 from ₹ 289 crore (US$ 42 million) in Q1-2019.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 114 crore (US$ 17 million) in Q1-2020 compared to ₹ 134 crore (US$ 19 million) in Q1-2019.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC), as per Ind AS, was ₹ 219 crore (US$ 32 million) in Q1-2020 compared to ₹ 76 crore (US$ 11 million) in Q1-2019.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per standalone Indian GAAP accounts)

	FY2019	Q1-2019	Q4-2019	Q1-2020
	(Audited)	(Audited)	(Audited)	(Unaudited)
Net interest income	27,015	6,102	7,620	7,737
Non-interest income	13,146	3,085	3,465	3,247
- Fee income	11,989	2,754	3,178	3,039
- Dividend income from subsidiaries	1,078	317	269	191
- Other income	79	14	18	17
Less:
Operating expense	18,089	4,145	5,008	4,874
Core operating profit[2]	22,072	5,042	6,077	6,110
- Treasury income[1]	1,366	766	156	179
Operating profit	23,438	5,808	6,233	6,289
Less:
Provisions	19,661	5,971	5,451	3,496
Profit before tax	3,777	(163)	782	2,793
Less: Tax	414	(43)	(187)	885
Profit after tax	3,363	(120)	969	1,908
1.	Includes profit on sale of shareholding in subsidiaries of 1,110 crore in FY2019 and Q1-2019.

2.	Excluding treasury income

3.	Prior period figures have been re-grouped/re-arranged where necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

	30-Jun-18	31-Mar-19	30-Jun-19
	(Audited)	(Audited)	(Unaudited)
Capital and Liabilities
Capital	1,287	1,289	1,291
Employee stock options outstanding	6	5	5
Reserves and surplus	104,049	107,074	109,104
Deposits	546,878	652,920	660,732
Borrowings (includes subordinated debt)	161,970	165,320	156,720
Other liabilities	30,938	37,851	35,901
Total Capital and Liabilities	845,128	964,459	963,753

Assets
Cash and balances with Reserve Bank of India	31,059	37,858	35,990
Balances with banks and money at call and short notice	32,236	42,438	29,758
Investments	186,360	207,733	219,996
Advances	516,289	586,647	592,415
Fixed assets	7,817	7,931	7,858
Other assets	71,367	81,852	77,736
Total Assets	845,128	964,459	963,753

1.       Prior period figures have been re-grouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee at 91-22-2653 7131 or Sonal Bagaria at 91-22-2653 6124 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= 69.02

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 27, 2019	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager